News Release

Alexco Releases Positive Preliminary Economic Assessment on
Bellekeno Deposit, First of Several Potential Silver Production
Opportunities in the Keno Hill Silver District

July 9, 2008 Vancouver, British Columbia -- Alexco Resource Corp. (TSX: AXR, AMEX:AXU) ("Alexco") is pleased to announce the release of a National Instrument 43-101 (“NI 43-101”) compliant Preliminary Economic Assessment (PEA) on its 100% owned Bellekeno deposit in the Keno Hill Silver District, Yukon Territory. The PEA was produced by SRK Consulting (Canada) Inc. (“SRK”) with Wardrop Engineering (“Wardrop”) responsible for metallurgy, mineral processing, infrastructure and cash flow analysis.

The PEA results indicate a project with average annual mine production of 3.3 million ounces of silver, 30.1 million pounds of lead and 24.5 million pounds of zinc over an initial 5 year mine life. The PEA indicates a base case pre-tax net present value (“NPV”) of US$87.0 million at an 8% discount rate with a pre-tax internal rate of return (“IRR”) of 55.5% and a payback period of 1.6 years. The base case uses three year average prices for Ag, Pb and Zn and the $USD/$CAD exchange rate. At current metal prices, the NPV increases to US$106.7 million with an IRR of 64%. The average Life of Mine (“LOM”) net smelter return (“NSR”) per tonne of ore is C$596 against LOM operating costs of C$206 per tonne of ore, and the average silver production costs on a per-ounce basis, net of by-product revenue, is negative (US$0.33/oz. )

The total capital cost to bring the Bellekeno deposit into production is estimated to be C$61.2 million, including initial working capital and a 25% contingency. This capital cost also includes C$10 million of development work that is already being carried out as part of the current Bellekeno underground rehabilitation, preparatory to an underground advanced exploration and definition drilling program scheduled for latter 2008. An additional C$12.45 million in sustaining capital is estimated over the current 5-year Bellekeno mine life.

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The project economics for the Bellekeno deposit as presented in the PEA are summarized in Table 1.

Table 1. Bellekeno Deposit Economic Results and Metals Pricing

Payback Period IRR (pre-tax) NPV at 8% (pre-tax) Prices Lead Zinc Silver Gold Exchange Rate	years % Million US$ US$/lb US$/lb US$/oz US$/oz US$/C$	Base Case 3 Year Average [1] 1.6 55.5 87 0.81 1.24 11.69 625.60 0.89	Current Metal Prices [2] 1.3 64 106.7 0.78 0.84 17.92 935.25 0.98	2010 0.70 1.00 16.00 890.00 0.95	Forward Looking Metal Prices and Exchange Rates [3] 1.4 48.5 57.1 2011 0.50 0.90 14.50 780.00 0.93	2012 and Beyond 0.50 0.75 12.25 700.00 0.90

NOTE:

1.	Prices are quoted from London Metal Exchange and are rolling averages through May 2008.
2.	Current metal prices as of July 2, 2008
3.	Based on Alexco-compiled consensus long-term commodity price and exchange forecasts as of June 19, 2008 as published publicly by a basket of independent Canadian and US investment analysts

It must be noted that the economic evaluation of the Bellekeno property uses 100% inferred mineral resources. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. This economic evaluation is preliminary in nature, and there is no guarantee that the inferred mineral resources will be upgraded to a higher resource category and there is no certainty that the economic results of the PEA will be realized.

The Bellekeno deposit, which previously produced approximately 40,000 tons of ore containing 42.7 opt Ag, 9.9% Pb and 2.2% Zn, is within the historic Keno Hill Silver District. The Keno Hill Silver District was active between 1913 - 1988 and hosted more than 30 mines, which produced more than 200 million ounces of silver with an average silver production grade of approximately 40 ounces per ton (Yukon Government's Minfile database). Alexco owns 100% of the large Keno Hill Silver District, and is focused on returning the district to production, initially anticipating a production decision on the Bellekeno deposit in early 2009, but also continuing district-wide surface exploration to identify and continue to bring forward additional deposits for development and production decisions.

Project Highlights

The PEA features the following highlights and assumptions:

  Mining and milling on a year-round basis beginning at a production rate of 250 tonnes per day (“tpd”) from the silver-lead dominated Southwest and 99 Zones in Year 1 and increasing to 400 tpd in Year 3 when the zinc-silver East Zone comes on line.

  Initial capital of C$61.2 million is estimated to bring the Bellekeno deposit into production. Sustaining capital of $12.45 million for additional underground mine equipment and development is required over the balance of the 5 year mine life. A total C$10 million of the currently-in- progress program of underground development and advanced exploration and definition drilling at Bellekeno is included in the cash flow analysis, along with working capital and a 25% contingency factor on capital.
  A mining diluted and recovered 613,955 tonnes of ore containing 890 gpt (26.0 ounces per ton) Ag, 11.6% Pb and 9.6% Zn are estimated to be mined and processed.
  Processing will be by conventional flotation circuit designed for 408 tpd to produce a lead/silver concentrate and a separate zinc concentrate. The mine will produce approximately 95,860 tonnes of lead/silver concentrate and 102,795 tonnes of zinc concentrate over the current 5 year mine life.
  Operating costs over the LOM are estimated to be C$201/tonne ore. This total includes underground mine operating costs of C$117 per tonne from a primarily underhand cut and fill operation, average mill operating costs of C$54.30/tonne ore and G&A costs of C$29.40/tonne ore.
  The average NSR over the LOM is estimated at C$596/tonne ore.
  Silver production costs on a net of by-product basis are negative (US$0.33/oz) over the LOM.
  Total LOM production is estimated to be 16.5 million ounces silver, 150.7 million lbs. lead and 122.4 million lbs. zinc.
  The PEA is based on the January 2008 SRK NI 43-101 Compliant Resource Estimate as shown in Table 2 (originally reported in Alexco’s press release of January 30, 2008 entitled “Alexco Outlines New Zinc–Silver Zone at Bellekeno and Updates Resource Estimate”):

Table 2. Bellekeno Mine Mineral Resource Statement*

Category	Zone	Tonnage	Ag	Pb	Zn	Au	AgEq
		[Tonnes]	[gpt]	[%]	[%]	[gpt]	[gpt]
Inferred	99†	55,700	1,593	11.1	5.5	0.0	2,375
	Southwest‡**	302,100	1,357	20.4	5.5	0.4	2,494
	East‡**	179,600	263	2.0	21.3	0.6	1,698
Total Inferred		537,400	1,016	13.5	10.7	0.4	2,216

*	Mineral resources are not mineral reserves and do not have demonstrated economic viability. All figures have been rounded to reflect the relative accuracy of the estimates.
†	Reported at a cut-off of 15 troy ounces per ton silver. Silver grades capped at 100 troy ounces per ton.
‡	Reported at a cut-off of 1000 grams per tonne silver equivalent. Grades not capped.
**

Metal price and recovery factor assumptions for resource are: USD$8.00 Silver troy ounce, USD$0.45 per pound Lead, USD$0.75 per pound Zinc, metallurgical recovery factors have been assumed to be 100%. Gold was not used in silver equivalent calculation.

The initial focus of underground definition and exploration drilling, as well as bulk sampling, will be the SW-99 Zone where an inferred mineral resource estimate of 357,800 tonnes of 1,394 grams per tonne silver with 19% lead and 5.5% zinc remains open to depth and to the west.

Clynton Nauman, President and CEO of Alexco commented, “The results of the scoping study are very encouraging and an important milestone in the advancement of the Bellekeno deposit. With the release of the Bellekeno PEA, commencement of the underground decline into the Bellekeno workings and our recent signing of a Cooperation Agreement with the First Nation of Nacho Nyak Dun, Alexco is well positioned to move the Bellekeno project to a production decision in early 2009 with a target of commercial production in early 2010. We are also well positioned to advance other deposits in the district to a production decision stage in the short term”.

Mining

The PEA provides for activities already in progress, including driving a new 650 meter decline to access the former Bellekeno workings, and conducting underground rehabilitation work in old primary access ways. Underground exploration and definition drilling will begin later in 2008 with completion of the current mine development program. Bulk samples will also be extracted to confirm metallurgical characteristics of the mineralization as well as confirm mining conditions.

In production, ore from underground will be extracted using a combination of mining methods depending on the characteristics of the ore zone and ground control conditions. The mine plan envisions production beginning in the Southwest/99 Zone at a production rate of 250 tpd and increasing to 400 tpd when the East Zone is brought on line in year 3.

The PEA anticipates a primarily mechanized cut and fill mining operation, but also includes shrinkage stoping and long-hole stoping methods. Ore will be transported to surface via a new 4.6 meter by 4.6 meter decline using 20 tonne trucks. Mined-out stopes will be backfilled with tailings paste backfill.

Processing and Infrastructure

The proposed process will employ conventional crushing, grinding, flotation and dewatering processes. Main valuable sulphides in the ore will be recovered by conventional differential flotation. Silver and lead minerals will be recovered together to produce a silver-lead bulk concentrate and zinc minerals will be recovered into a separate zinc concentrate.

The process flowsheet will include the following main unit operations:

  a mobile crushing unit consisting of a jaw crusher, cone crusher, and screen primary grinding circuit
  silver-lead flotation and concentrate regrinding circuit
  zinc flotation circuit
  pyrite flotation unit
  concentrate dewatering circuit
  tailings dewatering and storage including paste backfill storage underground and dry stacking storage on surface

Metallurgical recoveries were determined by Wardrop using a combination of recent metallurgical testing completed by SGS Lakefield in 2007 and previous metallurgical testing completed by Process Research Associates. Average metallurgical recoveries for all zones of Bellekeno are estimated at 93.8% for Ag, 95.6% for Pb and 94.0% for Zn. Infrastructure will comprise a modern camp that is already established and electrical power supplied from the Yukon Electric power grid that runs through the Keno Hill Silver District. The Bellekeno deposit is located 2 km from Keno City off a year-round all weather highway.

Concentrates would be shipped in containers via truck to the Port of Skagway. Based on the present study, the project would employ up to 117 staff and hourly personnel.

Qualified Persons

The PEA is based on the January 2008 NI 43-101 compliant mineral resource estimate prepared by SRK, as noted above. The NI 43-101 compliant PEA is dated June 30, 2008 and entitled “Bellekeno Preliminary Economic Assessment Technical Report”, and is available on SEDAR at www.sedar.com and from the company’s web site at www.alexcoresource.com. The PEA has been prepared under the responsibility of the Qualified Persons listed within the PEA, all of whom are Independent as defined in NI 43-101. The technical information in this news release has been reviewed and verified by David Keller, P.Geo., and Gordon Doerksen, P.Eng., both of SRK, and Hassan Ghaffari, P.Eng., of Wardrop., all of whom are included in the list of Qualified Persons under whose responsibility the PEA was prepared.

2008 Exploration Work Plan

In addition to the ongoing re-development of the Bellekeno underground infrastructure, Alexco is currently undertaking a +10,000 meter surface exploration program using two diamond drills. Surface exploration in 2008 is focusing on other target properties in the Keno Hill Silver District, including the historic Onek zinc-silver mine area adjacent to Bellekeno Mine, and the Lucky Queen, Keno 700, and Hector Calumet historic mine areas. Once the full results of the 2008 drilling at Onek have been received and compiled, a NI 43-101 Resource Statement for Onek will be completed.

Alexco has recently been granted a Class IV Mining Land Use permit and is in the application process for a Type B Water License to dewater the flooded Bellekeno underground workings. Issuance of the Water Licence is expected to coincide with the breakthrough of the new decline into the former workings in late summer of 2008.

About Alexco

Alexco's business is to unlock value and manage risk at mature, closed or abandoned mine sites through integration and implementation of the Company's core competencies which include management of environmental services, execution of mine reclamation and closure operations and if appropriate, rejuvenation of exploration and development activity. NovaGold Resources Inc. with an 18% equity interest is Alexco's largest shareholder.

For more information contact Clynton R. Nauman, President and Chief Executive Officer of Alexco, by telephone at 604-633-4888 or by email to info@alexcoresource.com or visit the Company's website at www.alexcoresource.com.

Some statements in this press release contain forward-looking information. These statements include, but are not limited to, statements with respect to the entering into of agreements, the closing of transactions and the expenditure of funds. These statements address future events and conditions and, as such, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the statements. Such factors include, among others, the timing of transactions, the ability to fulfill certain conditions, the ability to raise funds and the timing and amount of expenditures.